PART II

OFFERING MEMORANDUM DATED FEBRUARY 1, 2023



Bluesphere Ventures Inc.
100 Duffy Avenue
Suite #510
Hicksville, New York 11801

www.bluespherecarbon.com

Up to $1,235,000 of Common Stock

Minimum Investment Amount: $500

Bluesphere Ventures Inc. ("Bluesphere" "the company," "we," or "us"), is offering up to $1,235,000 worth of Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by April 30, 2023. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Bluesphere Ventures Inc. is a C Corporation incorporated on March 29, 2022, under the laws of Delaware.

BlueSphere is providing an inclusive environmental credit economy and community – an accessible, efficient and transparent global trading platform, the BlueSphere Carbon Exchange ("BCE"), for anyone to buy, hold and sell environmental credits - connecting businesses, credit suppliers, and investors.

The Greenwashing Problem

There are two markets for carbon offsets. In the larger, compliance market, companies, governments, or other entities buy carbon offsets in order to comply with caps on the total amount of carbon dioxide they are allowed to emit. This market exists in order to achieve compliance with obligations of the Kyoto Protocol, and of liable entities under the EU Emission Trading Scheme. In the much smaller, voluntary market, individuals, companies, or governments purchase carbon offsets to mitigate their own greenhouse gas emissions from transportation, electricity use, and other sources. For example, an individual might purchase carbon offsets to compensate for the greenhouse gas emissions caused by personal air travel. Many companies offer carbon offsets as an up-sell during the sales process so that customers can mitigate the emissions related with their product or service purchase (such as offsetting emissions related to a vacation flight, car rental, hotel stay, consumer good, etc.).

Voluntary carbon credits direct private financing to climate-action projects that would not otherwise get off the ground. These projects can have additional benefits such as biodiversity protection, pollution prevention, public-health improvements, and job creation. Carbon credits also support investment into the innovation required to lower the cost of emerging climate technologies. And scaled-up voluntary carbon markets would facilitate the mobilization of capital to the Global South, where there is the most potential for economical nature-based emissions-reduction projects. The voluntary market has prompted project developers to create technological innovations to reduce greenhouse gas emissions. Since trading of voluntary carbon offsets first took off in the late 2000's, voluntary carbon projects have helped to reduce, sequester, or avoid over 435.7 MtCO2e–equivalent to not consuming over one billion barrels of oil. These projects are supported by companies, individuals and governments purchasing carbon offsets.

Given the demand for carbon credits that could ensue from global efforts to reduce greenhouse-gas emissions, it's apparent that the world will need a voluntary carbon market that is large, transparent, verifiable, and environmentally robust. Today's market, though, is fragmented and complex. Some credits have turned out to represent emissions reductions that were questionable at best. Limited pricing data make it challenging for buyers to know whether they are paying a fair price, and for suppliers to manage the risk they take on by financing and working on carbon-reduction projects without knowing how much buyers will ultimately pay for carbon credits.

More and more companies are pledging to help stop climate change by reducing their own greenhouse-gas emissions as much as they can. Yet many businesses find they cannot fully eliminate their emissions, or even lessen them as quickly as they might like. The challenge is especially tough for organizations that aim to achieve net-zero emissions, which means removing as much greenhouse gas from the air as they put into it. For many, it will be necessary to use voluntary carbon credits to offset emissions they can't get rid of by other means.

The Solution

The company has developed an inclusive environmental credit economy and community - an accessible, efficient, and transparent global trading platform called the Bluesphere Carbon Exchange. The Bluesphere Carbon Exchange allows anyone - businesses, carbon credit suppliers, and even investors - to buy, hold, and sell carbon credits. It was founded on the belief that the best way to continue building the fight against climate change is to gain larger interest through investment opportunities.

As the platform is agnostic to the type of environmental credit transacted, the company will potentially offer investors access to voluntary carbon credits, carbon credit tokens, carbon credit-linked cryptocurrencies, carbon credit mutual funds or ETFs and other GHG offset tokens, subject to regulatory approval. We believe that the expansion of token offerings will increase the volume and value of trades on the platform.

Like a traditional securities exchange, BlueSphere receives listing fees from new assets and transactions fees (2-50 basis points on each transaction, depending on the asset class and average daily trading volume). BlueSphere will additionally look to expand revenue streams through data connection fees as well as information distribution fees.

Land Regeneration

For every share subscribed for in this offering, the company intends to plant at least 50 trees on depleted land that will help reforest and regenerate the land. We hope to have this done by Q3 2023. Additionally, the company intends to generate carbon offsets and credits from the planted trees in the future as an additional income stream.

Market

The voluntary carbon offsets market size was $305.8 million in 2020. Forecasts project the value of the industry to be between $10-$25 billion by 2030. 5,000 global businesses have set voluntary climate targets. In 2021, there was a 285% appreciation in voluntary carbon offset markets.

Competition

Competitors include Patch, Coverly, Senken and the AirCarbon Carbon Credit Exchange..
Xpansiv and the AirCarbon Carbon Credit exchange are two spot market carbon credit exchanges that allow third parties to buy and sell carbon credits. To our knowledge, they are order book exchanges and they do not act as the counterparty to transactions as Bluesphere does.

To our knowledge, unlike Bluesphere, Senken uses blockchain technology and smart contracts as a core element of their platform.

To our knowledge, Patch and Cloverly are two marketplaces that only sell carbon offsets versus providing an order book for carbon credits like Xpansiv and AirCarbon or acting as a market maker / broker for buying and selling carbon credits like Bluesphere.

Employees

The company currently has 3 full-time employees and no part-time employees.

Regulation

The company is not aware of any regulations that govern its business.

Intellectual Property

The company does not have any registrable intellectual property.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company leases 500 sq ft of office space in Great Neck, New York. The lease expires on March 31, 2023 and is for $1,500 a month. Additionally, the company leases an additional 500 sq ft of office space in British Columbia, Canada. The lease expires on March 31, 2023 and is for $1,500 a month. The company's principal office address is a virtual office that is used solely as a mailing address.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has no operating history.
The company was formed as a corporation in 2022. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come to fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Common Stock in the amount of up to $1,235,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Insurance and uninsured risks
The company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability. Although the company maintains and intends to continue to maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The company might also become subject to liability for pollution or other hazards which may not be insured against or which the company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Difficulty to forecast
The company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its products to materialize as a result of competition,

technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the company.

Management of growth

The company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the company to deal with this growth may have a material adverse effect on the company's business, financial condition, results of operations and prospects.

Regulatory compliance risks

Achievement of the company's business objectives is subject to compliance with regulatory requirements enacted and enforced by governmental authorities and obtaining and maintaining all required regulatory approvals. The company may incur costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting, license or approval requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The company cannot predict the timeline required to secure all appropriate regulatory approvals or licenses for the intended business or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failing to obtain, required regulatory approvals or licenses may significantly delay or impact the research and development activities and could have a material adverse effect on the business, results of operations and financial condition of the company. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the company.

The impact of the various legislative regimes, on the company's business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating the company's business activities will create or allow for the growth opportunities the company currently anticipates.

Carbon Credits as Securities

Although we don't think carbon credits are securities (or that we are a commodities exchange), if anyone were to argue they were, there could be material adverse effects (in either complying with commodities or securities rules or in fighting their application)

Competition

The company will likely face intense competition from other companies, some of which have longer operating histories and more financial resources and marketing experience than the company. Increased competition by larger and better-financed competitors could materially and adversely affect the proposed business, financial condition and results of operations of the company. Because of the early stage of the industry in which the company operates, the company expects to face additional competition from new entrants. To remain competitive, the company will require a continued investment in facilities and R&D to be able to compete on costs. The company may not have sufficient resources to maintain marketing, sales and patient support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the company.

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Risks Related to the Securities

Our founders have control over all stockholder decisions because they control a substantial majority of our voting stock.

As a result of the Common Stock that they hold, Gemma Property Group, LLC and Jazinga Inc., our founding shareholders, will be able to exercise voting rights with respect to an aggregate of 1,800,000 shares Common Stock, which will represent approximately 93.26% of the voting power of our outstanding capital stock immediately following this offering. As a result, our founding shareholders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Need for additional financing and possible effects of dilution
The company may issue equity securities to finance its activities, including future acquisitions. If the company were to issue additional common shares following the offering, existing holders of such common shares may experience dilution in their holdings.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Eddie Soleymani	CEO	March 29, 2022 – Present	40
Directors:			
Shidan Gouran	Chairman/Director	March 29, 2022 – Present	n/a
Eddie Soleymani	Director	March 29, 2022 – Present	n/a
Significant Employees:			
Mike Koroshun	Chief Technology Officer	June 20, 2022 - Present	40
Natasha Ingram	Chief Marketing Officer	December 1, 2022 – Present	40

Eddie Soleymani, CEO & Director
Mr. Soleymani has been our CEO since March 2022. He is a successful entrepreneur and the founder of Lynx Capital Partners, a quant proprietary trading firm that has become one of the leading technology providers in the trading and electronic brokerage industries. He has served as chairman of Lynx since its founding in 2001. Mr. Soleymani is also the founder of Lucid Absinthe, the first legal Absinthe in the US in 95 years. He served as CEO of Lucid Absinthe from 2007 to 2015, and is recognized as a pioneer in the industry for his role in the reintroduction and legalization of Absinthe in North America.

Shidan Gouran, Chairman & Director
Mr. Gouran is the founder and principle of Gulf Pearl Ltd., a Canadian merchant bank, where he has served as President and CEO since 2004. He is also the co-founder and principle of Jazinga Inc., a technology incubator. Mr. Gouran served as CTO of Jazinga from 2006 to 2008 and has been the CEO since 2016. Through these two companies, Mr. Gouran has incubated or founded a number of ventures, including Nuovotel, the first Canadian CLEC to offer wholesale VoIP services in Canada, and the developers of Home Jinni, a Smart TV solution that powered many first-generation Android Smart TVs. He also co-founded Gamesquare, a gaming venture that is now one of the leading Canadian public companies in the esports sector. Mr. Gouran served as a board member of Gamesquare from 2018 to 2020.

Mike Koroshun, Chief Technology Officer
Mr. Koroshun has beem our CTO since June 2022. He is a highly skilled software engineer with extensive experience in the development of blockchain technologies, decentralized finance, and artificial intelligence. He has spent the past 10+ years working in the field, including positions as a senior developer at Skrumble technologies from 2016 to 2021 and at NextGen Blockchain Technologies from 2021 to 2022. At both companies, he played a key role in the development of web3 applications and cryptography protocols.

Natasha Ingram, Chief Marketing Officer
Ms. Ingram has been our CMO since December 2022. She is an accomplished business leader and founder of Transparency, a Vancouver-based marketing agency. Since 2013, she has served as the CEO and has provided

expert consulting services in the areas of launch, brand development, marketing strategies, acquisition, fundraising, and growth to clients in a range of industries, including tech, cannabis, mining, and financial services. From 2021 to 2022, Ms. Ingram held the position of head of operations at Grit Capital, where she was instrumental in the creation of a platform that enabled investors to connect, learn, and access high-quality investment insights and opportunities. She also played a key role in the publication of Grit's highly popular financial newsletter in North America.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of December 15, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Gemma Property Group, LLC	900,000 shares of Common Stock	46.6%
Jazinga Inc.	900,000 shares of Common Stock	46.6%

The following table describes our capital structure as of December 15, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Common Stock	3,000,000	1,930,186	107,851	2,038,037

* The company has issued 18,517 options to certain of its advisors, exercisable at $3 per share, 81,000 options to certain of its advisors exercisable at $21 per share, and warrants for 8,334 shares of Common Stock at a $6 per share exercise price.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $1,235,000 Raise
Technology Development Expenses	$25,000	$240,000
Marketing	0	$200,000
Payroll	0	$288,000
Professional Fees	0	$140,000
Land Regeneration	0	$227,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Janover LLC. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement.

Bluesphere Ventures Inc. is a C Corporation incorporated on March 29, 2022, under the laws of Delaware. BlueSphere is providing an inclusive environmental credit economy and community – an accessible, efficient and transparent global trading platform, the BlueSphere Carbon Exchange ("BCE"), for anyone to buy, hold and sell environmental credits - connecting businesses, credit suppliers, and investors.

Operating Results

The company has not yet generated any revenues. The company's operating expenses consist of advertising and promotion, consulting, rent expense, professional fees, and other selling, general and administrative. Operating expenses for the period form inception to August 31, 2022 (the "Review Period") amounted to $381,889, $317,014 of which were consulting expenses.

The company also had other expenses of $763,000 from the Review Period from a loss on investment in common equity.

The company also had a benefit of $299,217 from deferred income taxes during the Review Period.

As a result of the foregoing factors, the company's net loss was $845,672 in the Review Period.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

● Complete Financing: The company is seeking up to $1.235 million in financing through the issuance of common shares. The completion of the Financing will allow the company to fund the continuous development of technology, acquisition of carbon credits and marketing –accelerating the company's time to market and growth in revenue.

● Launch Marketing Program: The company has created a detailed marketing program which will focus on education of impact investing through environmental credits and ultimately increasing awareness of the platform in the consumer markets. The company will also focus on an advertising campaign to attract businesses and parties interested in acquiring environmental credits.

● Launch the BlueSphere Carbon Exchange: The company is in advanced development stages of the platform and anticipates the official launch of the platform in early Q1 2023. Market participants of platform will be able to make their first trades at the official launch. No additional capital is required to achieve this objective; however it is a vital objective for the company to begin revenue generation.

● Further Product Development: The company plans to further develop the platform post the initial launch to introduce new payment options, updating the automation of payments, fraud detection and withdrawals. The company will also develop a tokenization engine for the platform, leveraging blockchain technology to facilitate efficient and secure trades and tracking of environmental credits.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception in the total amount of $845,672.

The company was initially capitalized by equity investments from its shareholders in the amount of $340,739 and loans from its shareholders. The principal amount outstanding under these loans as of August 31, 2022 was $179,172. The company had cash on hand in the amount of $185,490 at August 31, 2022.

The company leases 500 sq ft of office space in Great Neck, New York. The lease expires on March 31, 2023 and is for $1,500 a month. Additionally, the company leases an additional 500 sq ft of office space in British Columbia, Canada. The lease expires on March 31, 2023 and is for $1,500 a month.

The company had approximately 190,711 cash on hand as of December 31, 2022. Currently, we estimate our burn rate (net cash out) to be on average $30,000 per month.

Indebtedness

On August 30, 2022, the company entered into agreements with certain shareholders to finance certain expenses of the company. The agreements require payment in full by February 2024, and bear interest at 11% per annum. Expenses covered by these agreements totaled $179,172 and are included in selling, general and administrative expenses on the statement of operations for the period from March 29, 2022 (date of inception) to August 31, 2022. The balance due as of August 31, 2022 is $179,172, which is recognized as shareholder loans on the balance sheet.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

On August 30, 2022, the company entered into agreements with Gemma Property Group, LLC, one of our shareholders that is also owned and operated by our CEO and director, Eddie Soleymani, and Jazinga Inc., another one of our shareholders that is also owned and operated by one of our directors, Shidan Gouran, to finance certain expenses of the company. The agreements require payment in full by February 2024, and bear interest at 11% per annum. Expenses covered by these agreements totaled $179,172 and are included in selling, general and administrative expenses on the statement of operations for the period from March 29, 2022 (date of inception) to August 31, 2022. The balance due as of August 31, 2022 is $179,172, which is recognized as shareholder loans on the balance sheet.

The company leases 500 square feet of office space in Great Neck, New York from Gemma Property Group, LLC. The lease expires on March 31, 2023 and is for $1,500 a month. Additionally, the company leases an additional 500 square feet of office space in British Columbia, Canada from Gulf Pearl Ltd., a company owned and operated by Shidan Gouran, one of our directors. The lease expires on March 31, 2023 and is for $1,500 a month.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- In 2022, we issued 113,518 shares of Common Stock in reliance on Regulation D of the Securities Act, in exchange for marketing and software development services valued at $340,554.

- In 2022, we issued 16,6685 shares of Common Stock reliance on Regulation D of the Securities Act, in exchange for software development services valued at $100,008

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Bluesphere's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 3,000,000 shares of common stock. As of December 31, 2022, there were 1,930,186 shares of Common Stock outstanding. For this offering, the company is Common Stock at $50 per share.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

What it Means to be a Minority Holder

As an investor in the common stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has not engaged a transfer agent. It intends to maintain current records of investors through a third party service provider.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The company used information from comparable companies to determine its valuation and offering price.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.bluesphere.com/investors.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://www.bluesphereinvest.com.